Freedom Holdings, Inc.

6461 N 100 E

Ossian, Indiana 46777

December 17, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Jessica Livingston

RE:	Freedom Holdings, Inc.
Amendment No. 3 to Form 10 Filed October 7, 2021 File No. 000-52952

Dear Ms. Livingston,

Please receive this letter to follow up my phone interview with John Spitz and Amit Pande.

I would like to address earlier responses and confirm our plans moving forward. For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Statement of Operations, page F-15

1.

We note your response to comment 1 which does not address how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020. We further note that in response to our comment you state that you intend to restate the entries related to these preferred stock issuances and reclassify them as accrued payables and place on the liability side of the balance sheets for both 2019 and 2020 but do not provide a discussion of how you reached your accounting conclusion and the authoritative guidance relied on for your determination. Please provide us with a comprehensive and detailed analysis in your written response addressing the following:

•	How these preferred stock issuances were initially recorded and how you determined the $10 per share fair value for each of your preferred stock issuances.
•	How you intend to restate your financial statements to reclassify these preferred stock issuances as liabilities and the related financial statement impact; and
•	Provide the authoritative accounting guidance you relied upon in support of your accounting

2.

Since you have asserted in your response to comment 1 that you intend to restate your financial statements, please file an Item 4.02 Form 8-K related to the non-reliance of your previously issued financial statements

RESPONSE:  After a phone conversation with Mr. Spitz, we are submitting supplemental responses of the process we use to determine the fair value of the preferred issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020.

In 2008 the Company created the Preferred B, C and D shares and from that time forward as the Company accepted sold preferred stock to related and non-related investors or converted debt for equity swaps $10.00 was used as the price per preferred share.

In April 2008 the company issued Preferred D shares to a nonrelated party creditor in a cash debt for equity swap with the price of the Preferred D shares set at $10.00.

In 2010, 2012, 2013 and 2014 the Company sold shares of Preferred B to a non-related parties at $10.00 per share and during 2013 the Company converted a promissory note in a cash debt for equity swap with the price of the Preferred C shares set at $10.00.

The rationalization for this price was, for all parties, determined as follows:

1 preferred share equals 100,000 common shares at par value $0.0001. That equals $10.00 as a paid in capital amount against the Company’s balance sheet.

Regarding the consideration of restating the financials. It was considered reversing the preferred shares issued as compensation for Mr. Hunt and Mr. Kistler and treat it as an accrued compensation liability. However, after further review and discussion we have decided we will not restate the audited financial reports and leave them stand as is.

The Company is currently negotiating terms of a major acquisition of a private company. As a result of this transaction, as previously stated, we have begun the process of amending the conversion ratio of all classes of preferred shares to be less egregious and to fall within the amount of authorized common shares.

Should the staff have any additional comments or questions please call Brian Kistler, 260-450-3570 or email bkistler1956@gmail.com . Once the responses are accepted, we will file a final amendment to the Form 10 with the final revisions as needed.

Sincerely yours,

/s/ Brian Kistler

Brian Kistler, CEO

Freedom Holdings, Inc.

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